

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2018

<u>Via E-mail</u>
Edward Coll
Chairman of the Board and
      Chief Executive Officer
Pangaea Logistics Solutions, Ltd.
c/o Phoenix Bulk Carriers (US) LLC
109 Long Wharf, Newport, RI 02840

     Re: **Pangaea Logistics Solutions, Ltd.**
             Form 10-K for the Fiscal Year Ended December 31, 2017
             Filed March 21, 2018
             File No. 1-36798

Dear Mr. Coll:

     We refer you to our comment letter dated June 26, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Cecilia Blye

                          Cecilia Blye, Chief
                          Office of Global Security Risk

cc: Anne Nguyen Parker
       Assistant Director
       Division of Corporation Finance